EXHIBIT 99.1

B Communications New Series Debentures Receive an A2 Stable Rating

Ramat-Gan, Israel – September 1, 2010 - B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) (“BCOM” or the “Company”) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s, has awarded the Company’s new Series debentures an A2 stable rating. The rating was secured in advance of BCOM’s intended issuance of up to NIS 400 million of six-seven year Series debentures (in one or few series).

In awarding the Series debentures an A2 stable rating, Midroog cited the following factors: (1) the Company’s holding of the controlling interest in Bezeq, the leading player in the Israeli communications market, which has an Aa1 stable rating; (2) the leverage inherent in BCOM’s ownership of the controlling interest in Bezeq; and (3) the financing structure for the acquisition of the Bezeq interest, including the seniority of BCOM’s debt and its ability to repay the financing secured to facilitate the Bezeq acquisition.

Midroog also based its assessment on the low level of business risk inherent in Israel’s communications market, including (1) Bezeq’s position in Israel’s communications market as the leading provider of diverse communications services to the Israeli market; and (2) the strength of the Bezeq brand, which is supported by leading technology and high-quality services and management.  The Aa1 stable rating awarded to Bezeq’s debentures is based, in part, on its own leverage levels, which enable it to cover its debt quickly.

In addition, Midroog gave consideration to forecasts regarding BCOM’s cash flow, collateral, debt seniority, leverage levels and debt coverage capabilities. These considerations led Midroog to award BCOM’s Series debentures a different rating than it awarded Bezeq, BCOM’s underlying asset.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 30.41%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 76.62%-owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il     http://igld.com

www.bcommunications.co.il/    www.ir.bezeq.co.il/

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620